April 9, 2010

Mail Stop 4720

By U.S. Mail and facsimile to (202) 204-5632

Thomas M. Petro
President and Chief Executive Officer
Fox Chase Bancorp, Inc
4390 Davisville Road
Hatboro, PA 19040

> **Re:** **Fox Chase Bancorp, Inc**
> **Registration Statement on Form S-1**
> **Filed March 12, 2010**
> **File No. 333-165416**

Dear Mr. Petro:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

How We Will Use the Proceeds of this Offering , page 10

1.   Please be as specific as possible regarding the intended uses of the net proceeds. Disclose any current plans, intentions or understandings concerning new branches, new lending or investment activities, establishing or acquiring other financial service providers, or other specific uses. Provide a timetable for any such plans. As your plans for use of proceeds solidify, please update the disclosure pursuant to Item 504 of Regulation S-K both here and in the main section, as appropriate.

How We Determined The Offering Range and Exchange Ratio, page 7

2.   Please expand to be more specific and substantive in your summary of the valuation and to clarify the aspects of your financial condition and results of operations that FinPro considered most notable in determining the value of Fox Chase Bancorp.
We note in the Valuation Report that FinPro took several downward adjustments for elements of financial condition and for elements of earnings quality, predictability and growth. Please briefly describe specific aspects of the valuation that factored into the pricing of this offering. Provide corresponding and expanded disclosure in the corresponding main section.

Risk Related to the Offering, page 24
Our share price will fluctuate, page 24

3.   Please expand the subheading to state more specifically the risk of share price fluctuation to shareholders.

Analysis and determination of the allowance for loan losses, page 71

4.   We note your disclosures that for impaired loans your allowance allocation is generally based on management's estimate of the fair value of the collateral securing these loans. Due to the fact that your impaired loans have increased to $29.1 million as of December 31, 2009 from $5.8 million as of December 31, 2008 please confirm whether you use external appraisals to determine the fair value of the underlying collateral for impaired loans which are collateral dependent. If so, please tell us and revise future filings to address the following:

- How and when you obtain external appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;
- The typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and
- Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

If you do not use external appraisals to fair value the underlying collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

Compensation Discussion and Analysis, page 84

5.   Please advise us of the basis for your conclusion that disclosure is not necessary on whether your compensation practices expose the company to material risks and describe the process you undertook to reach that conclusion.

Transactions with Related Persons, page 103

6.   Include here the disclosure required by to item 404(a) of Regulation S-K regarding loans to insiders being on the same terms as those with unrelated persons.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

         You may contact William Schroeder at 202-551-3294 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please
contact Jessica Livingston at 202-551-3448 or me at 202-551-3775 with any other questions.

                                             Sincerely,

                                             Todd K. Schiffman
                                             Assistant Director

        cc: Scott A. Brown, Esq
                Kilpatrick Stockton LLP
                607 14th Street, N.W.
                Suite 900
                Washington, D.C. 20005